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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                             For SEPTEMBER 7, 1999

                             QUEBECOR PRINTING INC.
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

           612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                  Form 40-F   X
         ------                                                     ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No   X
   ------                             ------


                                                                    PAGE 1 OF 4

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                                PRESS RELEASES OF
                             QUEBECOR PRINTING INC.
                             FILED IN THIS FORM 6-K



September 7, 1999 (#16/99)














                                                                    PAGE 2 OF 4


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SEPTEMBER 7, 1999                                                         16/99

FOR IMMEDIATE RELEASE                                               PAGE 1 OF 1


               WORLD COLOR TO HOLD SPECIAL MEETING OF STOCKHOLDERS

                   TO VOTE ON ACQUISITION BY QUEBECOR PRINTING



MONTREAL - Quebecor Printing Inc. and World Color Press, Inc. announced today that World Color will hold a special meeting of stockholders on October 8, 1999 to vote on the merger of World Color into a wholly owned subsidiary of Quebecor Printing Inc. World Color stockholders of record on September 7, 1999 will be entitled to vote at the meeting. Detailed information about the merger is included in the proxy statement/prospectus dated September 7, 1999 of World Color and Quebecor Printing that will be mailed on or about September 8, 1999 to World Color stockholders.

As previously announced, Quebecor Printing owns approximately 50.4 percent of World Color's common stock following the consummation of a tender offer for World Color shares on August 20, 1999.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and Europe and one of the largest in the United States and South America. The Company is a leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, related services and CD-ROM mastering and replicating. The Company has over 26,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

World Color Press, Inc. (NYSE: WRC), headquartered in Greenwich, Connecticut, is a leader in the management and distribution of print and digital media information. World Color specializes in the production and distribution of content for customers in the commercial, magazine, catalog, direct mail, book and directory markets. Founded in 1903, World Color employs over 16,500 employees and operates 58 facilities with a network of sales offices nationwide.
                                      -30-

NOTE TO EDITORS: FOR FURTHER DETAIL ON THE WORLD COLOR ACQUISITION, PLEASE CONSULT QUEBECOR PRINTING NEWS RELEASE ISSUED JULY 12, 1999.

FOR FURTHER INFORMATION:
John Paul Macdonald
Director, Corporate Communications
Quebecor Printing Inc.
(514) 877-5317
(800) 567-7070
                                                                    Page 3 of 4

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              QUEBECOR PRINTING INC.



                              By:    (s)   CLAUDINE TREMBLAY
                                   -------------------------------
                              Name:         Claudine Tremblay
                              Title:        Assistant Secretary



Date: SEPTEMBER 7, 1999











                                                                    PAGE 4 OF 4